By Edgar “CORRESP”

August 17, 2006

Ms. Kathleen Krebs

United States Securities and Exchange Commission

Washington, D. C. 20549-0303

Re: UNITY WIRELESS CORPORATION/ PRELIMINARY REVISED PROXY STATEMENT ON SCHEDULE 14A/ FILED ON APRIL 5, 2006/ FILE NO. 0-30620

Dear Ms. Krebs:

Thank you for your letter of April 14, 2006. At your request, we are responding to each of your points with this supplemental letter.  We are keying our responses to your comments, using the same numbering system as in your letter.  Please note that we have submitted a revised Proxy Statement that incorporates the changes described below.

1.

Page 20 of the revised Proxy Statement contains a table that provides the requested information regarding the number of issued and reserved shares at present and taking into account the proposed amendment and pending transactions.

2.

At the present time the acquisition of Avantry has now been completed, so the original comment is no longer applicable.  Please note that details of that acquisition of Avantry are disclosed on page 24 of the revised Proxy Statement.

3.

Since your comment letter we have completed definitive agreements regarding the acquisitions of two different companies (Cellerica, Inc. and Celletra Ltd.) and have completed the acquisition of Cellerica.  Pages 24 and 25 of the revised Proxy Statement contain disclosure of the terms of these transactions (the effects of which are summarized in the table referred to in item 1 above).

4.

Our discussion relating to the Company’s February 2006 financing has been updated in response to your comments.  In particular

(a)

We have disclosed:

(i)

That we intend to use the additional shares for the February 2006 financing;

(ii)

The number of shares that we are required to reserve for issuance under the purchase agreement (this is summarized in the table referred to above);

(iii)

The identity of the purchasers in the February 2006 financing and that they, along with other investors, were purchasers of the prior convertible notes; and

(iv)

That the Company has the sole option to pay interest on the notes in either cash or in shares of common stock and that since the interest is calculated based upon a discount to the then current market price, we do not know how many shares we may have to issue as interest. We have disclosed that the lower our common stock price, the more shares of common stock the holders of the convertible debentures will receive in payment of interest. We have disclosed the number of shares we have to issue as interest based upon the recent market price as well as market prices that are 25%, 50%, and 75% below the most recent price.

(b)

We have clarified:

(i)

That the convertible notes are convertible into a maximum of 10,000,000 shares because we do not have enough authorized shares to convert more that this amount unless shareholders approve the increase in the number of authorized common shares. We have also disclosed why we entered into the February 2006 financing when we had insufficient authorized shares to meet the conversion and other requirements of the purchase agreement;

(ii)

Why the security interest that we granted may make it more difficult to obtain future financing; and

(iii)

Cambria Capital’s role in the financing.

This additional disclosure appears on pages 22 and 23 of the revised Proxy Statement.

In addition to the changes made to the Proxy Statement in response to your comments, the following significant other changes have been made:

(a)

The proposed director nominees information has been updated to reflect the persons nominated pursuant to the terms of the Celletra acquisition.

(b)

Additional disclosure respecting corporate governance has been included in response to recently adopted disclosure requirements under Canadian Securities laws.

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your further comments, if any, regarding this submission at your earliest convenience.

Thank you very much.

Sincerely,

/s/Ilan Kenig

Ilan Kenig

Chief Executive Officer

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